Exhibit 3.1

MONMOUTH REAL ESTATE INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY

Monmouth Real Estate Investment Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Under a power contained in Section 3(a) of Article V of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation, by duly adopted resolutions, reclassified 4,000,000 authorized but unissued shares of common stock, par value $0.01 per share, of the Corporation, as shares of 6.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred Stock”), with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption set forth in the Charter.

SECOND: The additional shares of Series C Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter. After giving effect to the classification and designation of the additional shares of Series C Preferred Stock set forth herein, the Corporation has authority to issue 16,400,000 shares of Series C Preferred Stock.

THIRD: On October 14, 2016, the Corporation redeemed all 2,139,750 of the issued and outstanding shares of its 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), and pursuant to Section 10 of the Corporation’s Articles Supplementary accepted for record by the SDAT on December 1, 2006, setting forth the terms of the Series A Preferred Stock, such shares returned to the status of authorized but unissued shares of common stock, par value $0.01 per share (“Common Stock”), of the Corporation. On June 7, 2017, the Corporation redeemed all 2,300,000 of the issued and outstanding shares of its 7.875% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), and pursuant to Section 14 of the Corporation’s Articles Supplementary accepted for record by the SDAT on June 1, 2012, setting forth the terms of the Series B Preferred Stock, such shares returned to the status of authorized but unissued shares of Common Stock. After the foregoing reclassification of Series C Preferred Stock and the redemption of Series A Preferred Stock and Series B Preferred Stock, the Corporation has authority to issue 404,439,750 shares of stock, consisting of 188,039,750 shares of Common Stock, 200,000,000 shares of excess stock, par value $0.01 per share, and 16,400,000 shares of Series C Preferred Stock.

FOURTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FIFTH: The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its Chief Executive Officer and President and attested to by its Secretary as of the 2nd day of August, 2018.

ATTEST:		MONMOUTH REAL ESTATE INVESTMENT CORPORATION

	/s/ Michael Prashad	By:	/s/ Michael P. Landy
Name:	Michael Prashad	Name:	Michael P. Landy
Title:	Secretary	Title:	Chief Executive Officer and President